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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-l
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                              SHERIDAN ENERGY, INC.
     -----------------------------------------------------------------------
                            (Name of Subject Company)

                               CPN SHERIDAN, INC.
                               CALPINE CORPORATION
     -----------------------------------------------------------------------
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   823764 10 5
     -----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  ANN B. CURTIS
                               CPN SHERIDAN, INC.
                             C/O CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                               SAN JOSE, CA 95113
                            TELEPHONE: (408) 995-5115
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                            WILLIAM R. COLLINS, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                            TELEPHONE: (212) 841-1000
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                                 AUGUST 31, 1999
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                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)




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            Calpine Corporation ("Calpine") and its wholly owned subsidiary,
CPN Sheridan, Inc., hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1, originally filed on August 31, 1999 (the "Statement"), with respect to an offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of Sheridan Energy, Inc. as set forth in the Statement. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Statement.


ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(10) Text of letter sent by Calpine and CPN Sheridan, Inc. to holders of TGX Corporation Series A Preferred Stock Certificates on September 2, 1999.



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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1999



                               CPN SHERIDAN, INC.


                               By:/s/ Ann B. Curtis
                                  ---------------------------------------------
                                Name:   Ann B. Curtis
                                Title:  Vice President, Chief Financial Officer
                                        and Secretary




                               CALPINE CORPORATION


                               By:/s/ Ann B. Curtis
                                  ---------------------------------------------
                                Name:  Ann B. Curtis
                                Title: Executive Vice President



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                                  EXHIBIT INDEX

Exhibit
Number      Exhibit Name
-------     ------------

(a)(10) Text of letter sent by Calpine and CPN Sheridan, Inc. to holders of TGX Corporation Series A Preferred Stock Certificates on September 2, 1999




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